Exhibit 99.1

Medigus Ltd Announces Fourth Quarter and Fiscal Year 2017 Financial Results

OMER, Israel, March 22, 2018 — Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, today announced financial results for the fourth quarter and fiscal year ended December 31, 2017.

“We are eager to enter 2018 leveraging the foundational, operational and financial learnings from 2017, which were important takeaways for shaping future balance and growth,” said Chris Rowland, CEO of Medigus.

2017 Highlights include:

•	In Q1, the Company announced a public offering that raised approximately $7.5 million ($6.5 million net of issuance costs)
•	Following the approval from the China Food and Drug Administration (CFDA) In February 2017, the Company started a multi-center MUSE™ system clinical study of approximately 62 patients, at 5 centers across China
o	Procedures started in March 2017 and are expected to carry on through 2018
o	The Company expects the results to be reported back to the CFDA in 2019 as part of the final CFDA submission for clearance to sell the MUSE™ system in China
•	In Q4, Pursuant to a shelf prospectus in the United Stated, the Company raised approximately $1.6 million ($1.4 million net of issuance costs) via issuance of ADSs and warrants
•	To build on Medigus’ growing body of IP, in Japan and Europe, the Company received Patents for the micro ScoutCam™ miniature camera technology
•	To further broaden the commercialization of the MUSE™ system, the Company entered into distribution agreements in China, Spain, Switzerland, Liechtenstein, Italy and Germany
•	In Spain, the Company received its first purchase order for the MUSE™ system from Izasa Hospital, S.L.U., a distributor of medical products in the hospital sector
•	In Italy, the Company received its first purchase order for the MUSE™ system from INNOVAMEDICA S.p.A., a privately-owned distributor of minimally invasive medical devices
•	The first MUSE™ procedures for treatment of gastroesophageal reflux disease (GERD) were performed in Switzerland, China and Israel

Financial highlights for the fourth quarter ended December 31, 2017:

•	Total revenues in the fourth quarter of 2017 were $154,000, an increase of $101,000, or 190% compared to the same period in 2016
•	Gross profit in the fourth quarter of 2017 was $80,000, an increase of $49,000, or 163% compared to the same period in 2016
•	Research and development expenses in the fourth quarter of 2017 were $464,000, a decrease of $170,000, or 27% compared to the same period in 2016
•	Sales and marketing expenses in the fourth quarter of 2017 were $305,000, an increase of $25,000, or 9% compared to the same period in 2016

•	General and administrative expenses in the fourth quarter of 2017 were $576,000, a decrease of $92,000, or 14% compared to the same period in 2016
•	Operating loss in the fourth quarter of 2017 was $1,265,000, a decrease of $286,000, or 18% compared to the same period in 2016
•	Profit from changes in fair value of warrants issued to investors in the fourth quarter of 2017 was $1,260,000, an increase of $1,252,000 compared to the same period in 2016
•	Net cash used in operating activities in the fourth quarter 2017 was $855,000, compared to net cash used in operating activities of $1,491,000 for the corresponding 2016 period

Financial highlights for fiscal year ended December 31, 2017:

•	Total revenues in fiscal year 2017 were $467,000, a decrease of $82,000 or 15% compared to fiscal year 2016
•	Gross loss in fiscal year 2017 was $49,000, a decrease of $422,000 compared to a Gross profit of $373,000 in fiscal year 2016, the decrease was primarily due to an inventory impairment of $297,000 that was recorded during fiscal year 2017
•	Research and development expenses were $2,208,000, a decrease of $1,447,000 or 40% compared to fiscal year 2016
•	Sales and marketing expenses were $846,000, a decrease of $1,279,000 or 60% compared to fiscal year 2016
•	General and administrative expenses were $3,005,000, a decrease of $679,000 or 18% compared to fiscal year 2016
•	Operating loss in fiscal year 2017 was $6.1 million, a decrease of $3.0 million, or 33% compared to fiscal year 2016
•	Profit from changes in fair value of warrants issued to investors in fiscal year 2017 was $3,502,000, an increase of $3,477,000 compared to fiscal year 2017
•	Net cash used in operating activities in fiscal year 2017 was $4,681,000, compared to net cash used in operating activities of $9,265,000 for the fiscal year 2016
•	The Company held cash and cash equivalents of $2.8 million and short-term deposit of $3.5 million as of December 31, 2017

For full fiscal year 2017 financial results, please visit: http://www.medigus.com/investor-relations/financial-reports.

Medigus Annual Report

The Company’s annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2017 was filed with the Securities and Exchange Commission on March 22, 2018. The report is available through the Securities and Exchange Commission’s website (http://www.sec.gov) as well as via the Medigus website (http://www.medigus.com). Shareholders may receive a hard copy of the annual report free of charge upon request to the Company.

About Medigus

The Company is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. The Company is the developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the Company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market. The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:

Chantal Beaudry/ Amy Feldman

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

afeldman@lazarpartners.com